 SEC Form 5
FORM 5 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). [ ]Form 3 Holdings Reported [ ]Form 4 Transactions Reported	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0362 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Johnson, Richard (Last) (First) (Middle) 22116 23rd Drive SE (Street) Bothell, WA 98021 (City) (State) (Zip) USA	2. Issuer Name and Ticker or Trading Symbol Teltone Corporation TTNC 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Year) June 2002 5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

                        Director                           10% Owner
           X          Officer                             Other

Officer/Other
Description           VP Operations
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
      Joint/Group Filing

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal Year (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common				60,000	D
Common				2,986	I	By Profit Sharing Plan Trust

If the form is filed by more than one reporting person, see instruction 4(b)(v). (over) SEC 2270 (3-99)

Johnson, Richard - June 2002
Form 5 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Stock Option (Right to Buy) (1)	$0.50	10/29/1996	A	(A) 10,000	Varies (1) | 10/29/2002	Common - 10,000	$0.50	10,000	D
Stock Option (Right to Buy) (1)	$0.50	10/30/1997	A	(A) 10,000	Varies (1) | 10/30/2003	Common - 10,000	$0.50	10,000	D
Stock Option (Right to Buy)	$0.60	10/29/1998	A	(A) 20,000	Varies (1) | 10/29/2004	Common - 20,000	$0.60	20,000	D
Stock Option (Right to Buy) (1)	$0.60	11/04/1999	A	(A) 20,000	Varies (1) | 11/04/2005	Common - 20,000	$0.60	20,000	D
Stock Option (Right to Buy) (1)	$0.87	11/02/2000	A	(A) 10,000	Varies (1) | 11/02/2006	Common - 10,000	$0.87	10,000	D
Stock Option (Right to Buy) (1)	$0.32	03/13/2001	A	(A) 20,000	Varies (1) | 03/13/2007	Common - 20,000	$0.32	20,000	D
Stock Option (Right to Buy) (1)	$0.21	11/06/2001	A	(A) 20,000	Varies (1) | 11/06/2007	Common - 20,000	$0.21	20,000	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	/s/ Richard Johnson ________________________________ __________________ ** Signature of Reporting Person Date Page 2 SEC 2270 (3-99)

Johnson, Richard - June 2002
Form 5 (continued)
FOOTNOTE Descriptions for Teltone Corporation TTNC

Form 5 - June 2002

Richard Johnson
22116 23rd Drive SE

Bothell, WA 98021
Explanation of responses:

(1)   This derivative is exercisable in 25% installments on the first four anniversary dates from date of grant.

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